UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER  PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2007

Commission File No. 0-29328

ADVANCED PROTEOME THERAPEUTICS CORPORATION
(Translation of registrant's name into English)

BioSquare, 650 Albany Street, Boston, MA  02118
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F [X]  Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [  ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [  ]  No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

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1399441.1

SUBMITTED HEREWITH

Exhibits

99.1

News Release dated February 16, 2007 announcing a stock option grant

99.2

News Release dated March 19, 2007 announcing the appointment of advisory board members

99.3

Interim Consolidated Financial Statements for the Six Months ended January 31, 2007

99.4

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Six Months Ended January 31, 2007

99.5

CEO and CFO Certifications

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED PROTEOME THERAPEUTICS CORPORATION

Date: March 30, 2007

/s/ Alexander (Allen) Krantz________________
Name:

Alexander (Allen) Krantz
Title:

President and Chief Executive Officer

Exhibit 99.1

ADVANCED PROTEOME THERAPEUTICS CORPORATION

NEWS RELEASE

APC Grants Stock Options

Vancouver B.C., February 16, 2007, Advanced Proteome Therapeutics Corporation  (APC: TSX-V) (the “Company”) announces that, in accordance with the Company’s stock option plan, it has granted to certain of its directors, officers, employees and consultants incentive stock options to purchase up to an aggregate of 4,300,000 common shares exercisable on or before February 16, 2012 at a price of $0.20 per share. The option grant is subject to board approval.

APC features a powerful technology geared toward the rapid commercialization of drugs for which APC has a patent pending.  The technology will be targeted initially for the creation of improved versions of human protein pharmaceuticals with large, established markets.  For further information about APC, e-mail our President and CEO, Alexander (Allen) Krantz at akrantz@aptbiotech.com or telephone at 415.722.1209.

ON BEHALF OF THE BOARD

Alexander (Allen) Krantz
President & CEO

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Exhibit 99.2

ADVANCED PROTEOME THERAPEUTICS CORPORATION

NEWS RELEASE

APT Inc. Appoints Scientific Advisory Board Members

Vancouver B.C., March 19, 2007. Advanced Proteome Therapeutics Corporation (APC: TSX-V) (the “Company”) is pleased to announce the appointment of the following individuals to the Scientific Advisory Board of its operating subsidiary, Advanced Proteome Therapeutics Inc. (“APT Inc.”):

Dr. Paul A. Wender is Bergstrom Professor of Chemistry at Stanford University and is recognized as a world-leader in the field of drug transport research. Paul has been especially active in elucidating drug delivery and novel mechanisms of transport into cells, areas that are at the cutting-edge of contemporary drug development.  Professor Wender obtained his Ph.D. from Yale University in 1973 and embarked upon a career in which he has excelled in complex molecule synthesis and addressing problems of medical significance. He has been the recipient of numerous awards for his elegant research including ICI Pharmaceutical Group's Stuart Award for Excellence in Chemistry, 1988, Pfizer Research Award for Synthetic Organic Chemistry, 1995, American Chemical Society Award for Creative work in Synthetic Organic Chemistry, 1998, H.C. Brown Award for Creative Research, as well as numerous teaching awards. In recognition of his accomplishments which span the fields of chemistry, biology and medicine, Paul was elected a Member of the National Academy of Science in 2003.

Dr. Stephen Hanessian is McConnell Professor of Chemistry  at the University of Montreal and holds the NSERCC Chair in Medicinal Chemistry. Since 2000, Dr. Hanessian has, concurrently, been active as an Adjunct Professor at the University of California, Irvine.  Steve has been internationally recognized for his innovative contributions in the field of medicinal chemistry by many awards, including  the Wolfrom Award (American Chemical Society), the 1996 Canada Gold Medal for Science and Engineering  (Canada's highest award for scientific achievement), and has been made an Officer of the Order of Canada. His prodigious output is exemplified by principal inventorship in over 25 patents, authorship on more than 400 papers, and the training of hundreds of scientists. Steve’s knowledge of drug design, and the chemistry of amino acids, peptides and mimics, as well as  molecular recognition, will directly impact Advanced Proteome Therapeutics’ objective of establishing a pipeline of protein  products to address diseases that remain inadequately treated by existing therapeutics.

Dr. Stephen G. Withers is Khorana Professor of Chemistry and Biochemistry at the University of British Columbia, where he holds joint appointments in the Department of Chemistry and Department of Biochemistry and Molecular Biology.  Dr. Withers is internationally recognized for his research on enzyme mechanisms, particularly enzymes that process oligosaccharides.  His research in this area has been recognized by the Corday Morgan Medal of the Royal Society of Chemistry, U.K. (1989), the Merck Award for Organic Chemistry and Biochemistry of the Canadian Society for Chemistry (1989), the 2002 Whistler Award of the International Carbohydrate Organization, and the Rutherford Medal of the Royal Society of Canada (1993),. Steve’s expertise in the area of kinetics and mechanisms of enzyme action mesh well with the capabilities required to achieve the mission of the Company.

The President and CEO of the Company, Dr. Alexander (Allen) Krantz said today, “We are delighted and honored to have secured these appointments to our Scientific Advisory Board.
These outstanding scientists present considerable practical experience and  broad scientific knowledge and leadership that will capably assist our talented team of professionals to advance the Company’s operations”.

APT Inc. features a powerful technology focused on the rapid commercialization of drugs and has established laboratory operations at the BioSquare Discovery and Innovation Center on the campus of the Boston University School of Medicine.  The technology will be targeted initially for the creation of improved versions of sub-optimal human protein pharmaceuticals with established markets.  For further information about APC and APT Inc., e-mail our President and CEO, Alexander (Allen) Krantz at akrantz@aptbiotech.com or telephone at 415.722.1209.

ON BEHALF OF THE BOARD

Alexander (Allen) Krantz
President & CEO

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Exhibit 99.3

Interim Consolidated Financial Statements of

ADVANCED PROTEOME

THERAPEUTICS CORPORATION

(Formerly Advanced Proteome Therapeutics (Canada) Inc.)

(Expressed in U.S. Dollars)

SIX MONTHS ENDED JANUARY 31, 2007

Unaudited – prepared by management

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

“Allen Krantz”

Allen Krantz

President, Chief Financial Officer, Secretary and Director

ADVANCED PROTEOME THERAPEUTICS CORPORATION

(Formerly Advanced Proteome Therapeutics (Canada) Inc.)

INTERIM CONSOLIDATED BALANCE SHEET

Unaudited – prepared by management

 (Expressed in U.S. Dollars)

	January 31 2007	July 31 2006
	(Unaudited)
ASSETS

Current
Cash and cash equivalents	$1,901,579	$101,315
Receivables	28,923	15,852
Prepaid expenses	12,503	1,257
Total current assets	1,943,005	118,424

Demand promissory note (Note 5)	-	132,556

Equipment (Note 6)	10,020	2,114

Deferred costs (Note 10)	-	57,271

Patent application and technology (Note 4)	1,089,787	-

Total assets	$3,042,812	$310,365

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$70,235	$88,885

Due to related party (Note 13)	147,737	-

Non-controlling interest (Note 4)	754,920	-

Shareholders’ equity
Capital stock (Note 10)
Authorized: No maximum number of common shares, without par value
Issued: 54,973,964 (July 31, 2006 - 26,507,297) common shares	10,052,234	8,101,117
Contributed surplus	590,236	505,236
Deficit	(8,572,550)	(8,384,873)

Total shareholders’ equity	2,069,920	221,480

Total liabilities and shareholders’ equity	$3,042,812	$310,365

Nature and continuance of operations (Note 1)

Commitments and contingencies (Note 9)

Subsequent events (Note 15)

On behalf of the Board:

“Allen Krantz”	Director	“Ben Catalano”	Director

The accompanying notes are an integral part of these interim consolidated financial statements.

ADVANCED PROTEOME THERAPEUTICS CORPORATION

(Formerly Advanced Proteome Therapeutics (Canada) Inc.)

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

Unaudited – prepared by management

(Expressed in U.S. Dollars)

Six months ended January 31, 2007 and 2006

	Three Months Ended			Six Months Ended
	January 31 2007		January 31 2006	January 31 2007	January 31 2006
			(Restated)		(Restated)
Revenues
Interest income	$22,089		$$1,080	$22,190	$1,111

Operating expenses
Amortization of equipment	571		60	715	204
Consulting	21,317		7,783	30,597	12,031
Interest	7,128		-	7,128	-
General and administration	17,485		7,326	21,383	9,779
Professional fees	32,127		27,568	64,559	44,550
Regulatory filings	12,024		6,896	27,797	7,542
Rent	8,803		3,978	12,833	7,795
Shareholder information	-		-	8,969	-
Travel and entertainment	13,742		-	13,742	-
Wages and benefits	67,878		-	67,878	-

	(181,075)		(53,611)	(255,601)	(81,901)

Other items
Gain on settlement of debt (Note 7)	-		-	-	38,100

Net loss for the period before non-controlling interest	$(158,986)	$	$(52,531)	$(233,411)	$(42,690)

Non-controlling interest	45,734		-	45,734	-

Net loss for the period	$(113,252)	$	$(52,531)	$(187,677)	$(42,690)

Basic and diluted earnings (loss) per common share	$(0.01)	$	$(0.01)	$(0.01)	$0.01

Weighted average number of common shares outstanding – basic and diluted	54,230,804		24,740,993	41,370,659	$$22,374,145

The accompanying notes are an integral part of these interim consolidated financial statements.

ADVANCED PROTEOME THERAPEUTICS CORPORATION

(Formerly Advanced Proteome Therapeutics (Canada) Inc.)

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

Unaudited – prepared by management

(Expressed in U.S. Dollars)

Six months ended January 31, 2007 and 2006

	Three Months Ended		Six Months Ended
	January 31 2007	January 31 2006	January 31 2007	January 31 2006
		(Restated)		(Restated)
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net loss for the period	$(113,252)	$(52,531)	$(187,677)	$(42,690)
Items not affecting cash:
Amortization of equipment	571	60	715	204
Gain on settlement of debt	-	-	-	(15,000)
Non-controlling interest	(45,734)	-	(45,734)	-
Changes in non-cash working capital items:
Increase in receivables	(2,337)	(4,828)	(13,071)	(5,783)
Increase in prepaid expenses	(10,509)	-	(11,246)	-
Increase (decrease) in accounts payable and accrued liabilities	(197,394)	2,885	16,529	(32,317)
Decrease in income and other taxes payable	-	(5,215)	-	(4,388)
Net cash flows provided by (used in) operating activities	(368,655)	(59,629)	(240,484)	(99,974)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Deferred costs	-	-	22,092	-
Due to related party	5,374	-	147,737	-
Repayment of long-term debt	-	-	-	(45,000)
Issuance of common shares, net of share issuance costs	252,032	308,510	2,036,117	308,510
Net cash flows provided by (used in) financing activities	257,406	308,510	2,205,946	263,510

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Demand promissory note	-	-	132,556	-
Equipment	(8,226)	-	(8,621)	-
Non-controlling interests			800,654
Patent applications and technology	(12,118)	-	(1,089,787)	-
Net cash flows used in investing activities	(20,344)	-	(165,198)	-

Change in cash during the period	(131,593)	248,881	1,800,264	163,536

Cash, beginning of period	2,033,172	104,959	101,315	190,304

Cash, end of period	$1,901,579	$353,840	$1,901,579	$353,840

Supplemental disclosure with respect to cash flows (Note 11)

The accompanying notes are an integral part of these interim consolidated financial statements.

ADVANCED PROTEOME THERAPEUTICS CORPORATION

(Formerly Advanced Proteome Therapeutics (Canada) Inc.)

INTERIM CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIENCY)

Unaudited – prepared by management

(Expressed in U.S. Dollars)

Six months ended January 31, 2007 and 2006

	Number of		Contributed
	Shares	Amount	Surplus	Deficit	Total

Balance, July 31, 2006	26,507,297	8,101,117	505,236	$(8,384,873)	$221,480

Issue of common shares for cash pursuant to a private placement	25,000,000	2,224,207	-	-	2,224,207

Issue of common shares for cash pursuant to the exercise of warrants	2,966,667	252,167	-	-	252,167

Issue of agents warrants	-	-	85,000	-	85,000

Issue of common shares as a finders’ fee	500,000	44,484	-	-	44,484

Share issuance costs	-	(569,741)	-	-	(569,741)

Net loss	-	-	-	(187,677)	(187,677)

Balance, January 31, 2007	54,973,964	$10,052,234	$590,236	$(8,572,550)	$2,069,920

	Number of		Contributed
	Shares	Amount	Surplus	Deficit	Total
		(Restated)			(Restated)
Balance, July 31, 2005	20,007,297	$7,801,123	$505,236	$(8,247,419)	$58,940

Issue of common shares for cash s	6,000,000	308,510	-	-	308,510

Issue of common shares as a finders’ fee	500,000	25,709	-	-	25,709

Share issuance costs	-	(34,225)	-	-	(34,225)

Net loss	-	-	-	(42,690)	(42,690)

Balance, January 31, 2006	26,507,297	$8,101,117	$505,236	$(8,290,109)	$316,244

The accompanying notes are an integral part of these interim consolidated financial statements.

.

ADVANCED PROTEOME THERAPEUTICS CORPORATION

(Formerly Advanced Proteome Therapeutics (Canada) Inc.)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Unaudited – prepared by management

(Expressed in U.S. Dollars)

January 31, 2007

1.

NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated in British Columbia, Canada on December 12, 2005 under the name Advanced Proteome Therapeutics (Canada) Inc., as a wholly-owned subsidiary of Thrilltime Entertainment International, Inc. (“Thrilltime”).  As at July 31, 2006 the Company had no principal business activity.  The Company was specifically incorporated for the purpose of completing an acquisition of Advanced Proteome Therapeutics, Inc. (“APTI”), a bio-tech company located in the United States (Note 4).  The Company subsequently changed its name, on August 15, 2006, to Advanced Proteome Therapeutics Corporation and completed the acquisition of APTI effective on October 25, 2006 and a plan of arrangement with Thrilltime.  The result was the Company acquired a 56% interest in APTI for consideration of  $2,045,254 USD ($2,300,000 Cdn) and concurrently exchanged all of the shares of Thrilltime for shares of the Company.  As a result the Company was identified as the acquirer pursuant to the business combination, and Thrilltime became the wholly owned subsidiary of the Company.   These financial statements have been accounted for as a continuity of interests with Thrilltime.

APTI is a biotechnology company founded to develop and commercialize a platform that is intended to use advanced protein modification technologies to create proprietary human protein pharmaceuticals with enhanced therapeutic properties.

These consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to develop profitable operations in the future.  The Company generated operating losses in the six months ended January 31, 2007 and fiscal year ended July 31, 2006.  The application of the going concern concept is dependent on the Company’s ability to obtain a viable operation and receive continued financial support from its shareholder and from external financing.  Management is of the opinion that sufficient working capital will be obtained from external financing to meet the Company’s liabilities and commitments.

There can be no assurances that the Company will be successful in raising additional cash to finance operations or that the continued support of creditors and shareholders will be available.  The consolidated financial statements do not include any adjustments relating to the recoverability of assets and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

	January 31 2007	July 31 2006

Working capital	$ 1,872,770	$ 29,539
Deficit	(8,572,550)	(8,384,873)

ADVANCED PROTEOME THERAPEUTICS CORPORATION

(Formerly Advanced Proteome Therapeutics (Canada) Inc.)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Unaudited – prepared by management

(Expressed in U.S. Dollars)

January 31, 2007

2.

SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Thrilltime Entertainment International, Inc. a Canadian company incorporated under the laws of British Columbia., and Superstar Dragsters, Inc. and Skycoaster, Inc., both incorporated under the laws of the State of Nevada, U.S.A..

The accounts of  the Company’s 56% owned subsidiary, Advanced Proteome Therapeutics, Inc., incorporated under the laws of the State of Deleware, has been consolidated effective the date of its acquisition on October 25, 2006.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which are substantially in accordance with United States generally accepted accounting principles (“U.S. GAAP”), except as disclosed in Note 14.  All significant inter-company transactions have been eliminated on consolidation.

Use of estimates

The preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of the assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year.  Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, demand deposits and short term, highly liquid investments that are readily convertible to known amounts of cash within ninety days of deposit.

Comparative figures

Certain of the prior periods comparative figures have been restated  to conform to the presentation adopted for the current period.

Earnings (loss) per share

Basic earnings (loss) per share are computed by dividing net income (loss) by the weighted average number of shares outstanding during the reporting period.  Diluted earnings per share are computed similar to basic earnings per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of stock options and warrants, if dilutive.  The number of additional shares is calculated by assuming that outstanding stock options were exercised and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period.

Equipment

Equipment is recorded at cost and is amortized over their remaining estimated useful economic life as follows:

    Office equipment

 Declining-balance basis at between 20% and 30% per annum

ADVANCED PROTEOME THERAPEUTICS CORPORATION

(Formerly Advanced Proteome Therapeutics (Canada) Inc.)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Unaudited – prepared by management

(Expressed in U.S. Dollars)

January 31, 2007

2.

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Deferred costs and share issue costs

Deferred costs consist primarily of corporate finance fees, legal fees and sponsorship fees directly identifiable with raising capital or acquiring a business or assets.  These costs are deferred until the issuance of the shares or a completion of a business acquisition to which the costs relate, at which time the costs will be charged against the related capital stock or asset or charged to operations if the transactions are not completed.

Income taxes

The Company follows the asset and liability method of accounting for income taxes whereby future income taxes are recognized for the future income tax consequences attributable to differences between the financial statement carrying values and their respective income tax bases (temporary differences).  Future income tax assets and liabilities are measured using enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.  The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period in which the change occurs.  The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

Patent applications and technology

The costs incurred to acquire options and/or rights to technologies and also the costs to register patents on these technologies have been capitalized and will be amortized over the estimated useful lives of the technology commencing upon its commercial release.

Research costs are expensed as incurred.  Development costs are expensed as incurred except when the costs associated with the process are clearly identifiable, the Company has indicated its intention to use the process and funding for continued development is available.  In these circumstances, the costs are deferred and amortized on a systematic basis.

Management continuously assesses the recoverability of the Company’s technology.  When management believes that the Company will no longer pursue an option, patent or right, or if management concludes that it is recorded at an amount in excess of its net recoverable amount, the cost associated with the option, patent or right is written off or written down

Stock-based compensation

Stock options and direct awards of stock granted to employees and non-employees are recorded at fair value on the date of grant and the associated expense is amortized over the vesting period.  The Company issues shares and share options under its share-based compensations plans. Any consideration paid upon exercise of the share options or purchase of shares is credited to share capital.

The Company has adopted the fair value based method of accounting for all stock-based compensation.

ADVANCED PROTEOME THERAPEUTICS CORPORATION

(Formerly Advanced Proteome Therapeutics (Canada) Inc.)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Unaudited – prepared by management

(Expressed in U.S. Dollars)

January 31, 2007

3.

SHARE EXCHANGE AGREEMENT

Effective October 25, 2006 the Company acquired 100% of the outstanding common shares of Thrilltime and its wholly-owned subsidiaries, Superstar Dragsters, Inc. and Skycoaster, Inc..  The Company exchanged 52,007,297 common shares of the Company for all of the issued and outstanding common shares of Thrilltime.

For accounting purposes, the share exchange is accounted for by combining the net book value of the assets, liabilities and shareholders’ equity of the Company and Thrilltime.  The exchange of shares does not result in a revaluation of the net assets and liabilities of the companies since there is no change in the overall control of the companies involved.  These interim consolidated financial statements are based on the assumption that the companies were combined for the prior and current accounting periods.

4.

BUSINESS COMBINATION AND NON-CONTROLLING INTEREST

Effective October 25, 2006 the Company acquired 56% of the outstanding common shares of APTI for consideration in the amount of $2,045,254 USD ($2,300,000 Cdn), comprising a cash payment of $1,779,518 USD ($2,000,000 Cdn) and the conversion of a demand promissory note (Note5) in the amount of $265,736 USD ($300,000 Cdn).

The acquisition has been accounted for by the purchase method and the operations of APTI have been included in the interim consolidated financial statements from the date of acquisition.

The purchase price was allocated as follows:

Cash	$	$ 38,957
Equipment		396
Deferred charges		86,250
Patent applications and technology		1,077,669
Accounts payable and accrued liabilities		(83,495)
Promissory note payable		(176,760)
Due to related party (Note 13)		(142,363)
Non-controlling interest		(800,654)
		$2,045,254

Non-controlling interest
Incurred upon acquisition of business combination (above)	(800,654)
Non-controlling portion of loss from operations (44% of $103,939)	45,734
$754,920

ADVANCED PROTEOME THERAPEUTICS CORPORATION

(Formerly Advanced Proteome Therapeutics (Canada) Inc.)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Unaudited – prepared by management

(Expressed in U.S. Dollars)

January 31, 2007

5.

DEMAND PROMISSORY NOTE

On May 25, 2006 the Company entered into a letter of intent with APTI, which was completed on October 25, 2006 (Note 4).  Pursuant with the letter of intent the Company agreed to loan APTI up to $300,000 Cdn.  As at July 31, 2006 the demand promissory note of $132,556 USD ($150,000 Cdn) was advanced to APTI, bore interest at 1% per annum, was secured by a promissory note and was due on demand.  The note was convertible to 4,000,000 shares of APTI subject to certain conditions.  As at October 25, 2006 a further $44,204 USD ($50,000 Cdn) and $89,260 USD ($100,000 Cdn) was advanced and the note was applied to the purchase price of the acquisition of APTI (Note 4).

6.

EQUIPMENT

January 31, 2007	Cost	Accumulated Amortization	Net Book Value

Office equipment	$17,065	$14,251	$2,814
Computer equipment	7,585	$379	7,206
	$24,650	$14,630	$10,020

July 31, 2006	Cost	Accumulated Amortization	Net Book Value

Office equipment	$16,028	$13,914	$2,114

7.

LONG-TERM DEBT

Note payable bearing interest at 5% per annum

A promissory note in the principal sum of $ 60,000, as at July 31, 2005 was due on demand and bore interest at 18% per annum.  During the fiscal year ended July 31, 2006 the Company settled the long-term debt of $60,000 and all accrued interest of $23,100 by way of a one-time payment of $ 45,000, resulting in a gain of $ 38,100.

8.

SEGMENTED INFORMATION

The Company currently conducts substantially all of its operations in the United States in one business segment.

9.

COMMITMENTS AND CONTINGENCIES

The Company is committed to license premises at a monthly rent of $ 6,250 for a period of 1 year, commencing January 1, 2007, with an option to extend the license for 1 additional year.

ADVANCED PROTEOME THERAPEUTICS CORPORATION

(Formerly Advanced Proteome Therapeutics (Canada) Inc.)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Unaudited – prepared by management

(Expressed in U.S. Dollars)

January 31, 2007

10.

CAPITAL STOCK

Share issuances

Concurrent with, and as a condition precedent to a plan of arrangement with its wholly-owned subsidiary, on October 24, 2006 Thrilltime completed a brokered and non-brokered private placement of 25,000,000 units at a price of $0.10 Cdn per unit for gross proceeds of  $ 2,224,207 USD ($2,500,000 Cdn).  Each unit is comprised of one common share and one-half share purchase warrant, each warrant exercisable at a price of $0.15 Cdn per share for a period of one year.  A cash commission of 8% ($177,936 USD) was paid to the selling agent and the selling group, and to finders on the non-brokered portion at closing.  The agent was also issued 3,440,367 agent’s warrants for its services at a deemed value of $85,000 USD, exercisable into one common share of the Company at a price of $0.10 Cdn per unit for a period of one year.   Thrilltime paid $35,590 USD ($40,000 Cdn) in expenses relating to this transaction and issued 500,000 common shares of the Company as sponsorship fees at a deemed value of $ 0.10 Cdn per share ($ 44,485 USD ($50,000 Cdn)).

As at July 31, 2006 the Thrilltime had incurred $57,271 USD of deferred costs in connection with these transactions.

Effective October 25, 2006, the Company completed its acquisition of APTI (Note 4).  The result was that the Company acquired a 56% interest in APTI and concurrently exchanged 52,007,297 of the shares of the Company for shares of Thrilltime.  As a result of the share exchange agreement (Note 3), Thrilltime has become a wholly owned subsidiary of the Company.   These and future financial statements of the Company will be accounted for as a continuity of interests in the name of the Company.

The Company received proceeds of $252,032 USD ($296,667 Cdn) from the exercise of warrants at a price of  $0.10 Cdn per share.

Stock options

The Company has a stock option plan (“the Plan”) that allows the directors to grant stock options to purchase up to 10% of issued and outstanding totalling 5,200,729 common shares, provided that stock options in favour of any one individual may not exceed 5% of the issued and outstanding shares.  No stock option granted under the Plan is transferable by the optionee other than by will or the laws of descent and distribution, and each stock option is exercisable during the lifetime of the optionee only by such optionee.

The exercise price of all stock options granted under the Plan must not be less than the Discounted Market Price (the last closing price of the listed shares before the date of the grant, less the applicable discounts), subject to a minimum price of $0.10 Cdn per share, and the maximum term of each stock option may not exceed five years.  Vesting is provided at the discretion of the directors and once vested, options are exercisable at any time.  Any shares issued on the exercise of stock options must be legended with a four-month holding period commencing on the date the stock options were granted.

ADVANCED PROTEOME THERAPEUTICS CORPORATION

(Formerly Advanced Proteome Therapeutics (Canada) Inc.)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Unaudited – prepared by management

(Expressed in U.S. Dollars)

January 31, 2007

10.

CAPITAL STOCK (cont’d…)

Stock options (cont’d…)

Stock option transactions and the number of share options outstanding are summarized as follows:

	Number Of Options		Weighted Average Exercise Price

Balance, July 31, 2005	1,900,000		0.10 Cdn

Expired or cancelled	(1,900,000)		(0.10) Cdn

Balance, July 31, 2006 and January 31, 2007	Nil	$	Nil

Number of options currently exercisable	Nil	$	Nil

During the fiscal year ended July 31, 2006, all options expired unexercised, none were granted during the six months ended January 31, 2007.

Stock options to purchase shares from the Company are granted to directors and employees of the Company on the terms and conditions acceptable to the applicable securities regulatory authorities in Canada, in particular the TSX Venture Exchange (TSX-V).

Warrants

As at January 31, 2007 the following warrants were outstanding:

	Number Of Warrants	Weighted Average Exercise Price

Balance, July 31, 2006, expiring November 25, 2006	3,000,000	$0.10 Cdn

Exercised on or before November 25, 2006	(2,966,667)	$(0.10) Cdn

Expired as of November 25, 2006	(33,333)	$(0.10) Cdn

Issued pursuant to private placement, expiring October 24, 2007	12,500,000	0.15 Cdn

Agents warrants, expiring October 24, 2007	3,440,367	0.10 Cdn

Balance, January 31, 2007	15,940,367	$0.14 Cdn

ADVANCED PROTEOME THERAPEUTICS CORPORATION

(Formerly Advanced Proteome Therapeutics (Canada) Inc.)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Unaudited – prepared by management

(Expressed in U.S. Dollars)

January 31, 2007

11.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Supplemental cash flow disclosure and non-cash financing and investing activities are as follows:

	January 31 2007	January 31 2006

Interest paid	$-	$-
Income taxes paid	-	-

The significant non-cash transactions for the period ended January 31, 2007 consisted of :

a)

The issuance of 500,000 common shares valued at $44,484 USD ($50,000 Cdn) as a sponsor fee relating to the private placement of 25,000,000 units.

b)

The issuance of 3,440,367 agent’s warrants valued at $ 85,000 USD ($95,540 Cdn) for services related to the private placement of 25,000,000 units,

12.

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivables, demand promissory note, accounts payable and accrued liabilities, the carrying values of which approximate fair value due to the immediate or short-term maturity of these financial instruments.    Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments.  The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

The Company is exposed to financial risk arising from fluctuations in foreign exchange rates and the degree of volatility in those rates.  The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

13.

RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

During the six month period ended January 31, 2007 the Company paid or accrued $30,597, (2006 - $12,031) to directors and officers for consulting.

Included within amounts due to related party, is $141,525 payable to an officer and director, secured by a promissory note bearing interest at a rate of 5% per annum, maturing on December 31, 2008. Annual interest in the amount of $7,076, due as of December 31, 2006, was accrued in the accounts (2006 - $nil).

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

ADVANCED PROTEOME THERAPEUTICS CORPORATION

(Formerly Advanced Proteome Therapeutics (Canada) Inc.)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Unaudited – prepared by management

(Expressed in U.S. Dollars)

January 31, 2007

14.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Accounting practices under Canadian and United States generally accepted accounting principles (“GAAP”), as they affect the Company are substantially the same except for the following:

Convertible securities

Under Canadian GAAP, convertible securities are split into their liability and equity components based on their fair values at the time of issuance.  Subsequent to initial recognition, the implied debt discount is recognized as additional interest expense over the term to maturity.  Under U.S. GAAP , the intrinsic value of the embedded beneficial conversion feature of convertible securities issued with a non-detachable conversion feature that are in-the-money at the date of issuance is allocated to additional paid-in capital.  The amount allocated is to be accounted for as additional interest expense over the minimum period in which the holder can realize its return.  The beneficial conversion option on previously issued convertible debt at the date of its issuance was $975,000.  The deemed discount attributable to this beneficial conversion option was amortized to interest expense over the period to the first conversion date.

As a result of these differences and settlement of the convertible securities, the value of share capital issued on conversion of convertible securities in 1999 would be increased by $9,000, the contributed surplus from the discharge component of the convertible securities for the Six months ended January 31, 2007, would increase by $479,619 (July 31, 2006 - $479,619) and deficit at January 31, 2007 would increase by $479,619 (July 31, 2006 - $479,619).

Differences affecting the Company’s financial statements are summarized as follows:

	January 31 2007	July 31 2006

Income (loss) for the period under U.S. and Cdn. GAAP	$(187,677)	$(137,454)
Earnings (loss) per common share under U.S. and Cdn. GAAP	$(0.01)	$(0.01)

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

January  31, 2007

14.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

Convertible securities (cont’d…)

	Under Canadian GAAP	Adjustments to reconcile to U.S. GAAP	Under U.S. GAAP
January 31, 2007
Issued share capital	$10,052,234	$9,000	$10,061,234
Contributed surplus	590,236	479,619	1,069,855
	10,642,470	488,619	11,131,089

Deficit, beginning of period	(8,384,873)	(479,619)	(8,864,792)
Income (loss) for the period	(187,677)	-	(187,677)
Deficit, end of period	(8,572,550)	(479,619)	(9,052,169)
Shareholders’ equity	$2,069,920	$9,000	$2,078,920

	Under Canadian GAAP	Adjustments to reconcile to U.S. GAAP	Under U.S. GAAP
July 31, 2006
Issued share capital	$8,101,117	$9,000	$8,110,117
Contributed surplus	505,236	479,619	984,855
	8,606,353	488,619	9,094,972

Deficit, beginning of year	(8,247,419)	(479,619)	(8,727,038)
Income for the year	(137,454)	-	(137,454)
Deficit, end of year	(8,384,873)	(479,619)	(8,864,492)
Shareholders’ equity	$221,480	$9,000	$230,480

There were no differences affecting the Company’s statement of cash flows for Six months ended January 31, 2007 or the fiscal year ended July 31, 2006.

15.

SUBSEQUENT EVENTS

Subsequent to January 31, 2007 the Company granted incentive stock options to directors, officers, employees and consultants to purchase up to an aggregate of 4,300,000 common shares exercisable on or before February 16, 2012 at a price of $0.20 Cdn per share.  Subject to board approval.

Exhibit 99.4

ADVANCED PROTEOME THERAPEUTICS CORPORATION

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Six Months Ended January 31, 2007

January 31, 2007

The following discussion and analysis should be read in conjunction with the financial statements and notes for the Six Months Ended January 31, 2007 accompanying this report.  All monetary amounts, unless otherwise indicated, are expressed in United States dollars. Additional information relating to the Company, including the Annual Information Form and other regulatory filings, can be found on the SEDAR website at www.sedar.com

Forward-Looking Statements

Certain statements contained in this document constitute “forward-looking statements”. When used in this document, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “propose”, “anticipate”, “believe”, “forecast”, “estimate”, “expect” and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. Such statements reflect the Company’s current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not intend, and does not assume any obligation, to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.

Overview

APT is a biotechnology company founded to develop and commercialize a new, promising technology platform that is intended for the chemical modification of protein therapeutics. The platform anticipates important practical applications in the field of protein therapeutics by producing novel protein conjugates (therapeutic proteins whose properties are modified and further enhanced by chemically attached entities). APT's technology involves a way of potentially using proprietary ensembles of molecules to site-selectively modify therapeutic proteins to improve critical properties, i.e., duration of action.  Such a "chemoselective" methodology has heretofore been lacking in the fields of chemistry and biochemistry.

APT intends to use advanced protein modification technologies to create proprietary human protein pharmaceuticals with enhanced therapeutic properties. Most protein pharmaceuticals are rapidly eliminated by the body, which limit their effectiveness and require that they be administered by frequent, often daily, injection. By selectively attaching life-time enhancing entities to therapeutic proteins, APT products are expected to last longer in the body.  This feature will allow them to be administered less frequently, such as once per week to once per month, and maximize their therapeutic benefits to patients. Historically, loss of biological activity and product heterogeneity have been the two most common problems encountered in the development of long-acting protein pharmaceuticals. The targeted protein modification technologies used by APT is intended to overcome these problems.

During this quarter the Company has been engaged in transitional activities involving relocation to laboratories in Boston, Massachusetts and recruitment of laboratory scientists as well as establishing laboratory operations. The Company had identified laboratory and office space at the Boston University Discovery and Innovation Center, 650 Albany Street, Boston, MA 02118. The Company took possession of licensed laboratory and office space in this facility on the Boston University Medical Campus on  January 1, 2007 and has begun to establish laboratory operations. Consistent with this objective, the quarter has been devoted to relocation of core laboratory personnel, maintenance of intellectual property filings, equipping the laboratory, strategic planning for implementation of the business plan, and relocating business operations to the Boston area.

To the extent possible, management endeavors to implement strategies aimed at reducing or mitigating the risks and uncertainties associated with the Company’s business.  Operating risks include (i) market acceptance of the Company’s technology and products, (ii) the Company’s ability to obtain and enforce timely patent protection of its technology and products, (iii) the Company’s ability to manufacture its products cost effectively; (iv) the competitive environment and impact of technological change, and (v) the continued availability of capital to finance the Company’s activities.

Critical Accounting Policies and Estimates

The attached consolidated financial statements have been prepared on the basis that the Company will continue as a going concern, which assumes the realization of assets and the settlement of liabilities in the normal course of business. The appropriateness of the going concern assumption is dependent upon the Company’s ability to generate future profitable operations and/or generate continued financial support in the form of share issuances. The Company plans to issue more securities at such time as it believes additional capital could be obtained on favorable terms; however, there can be no assurance that such funds can be available on favorable terms, if at all.

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada and include the accounts of the Company and its wholly-owned US subsidiary, Advanced   Proteome Therapeutics Inc..

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from management’s estimates.

Equipment

Equipment is recorded at cost and is amortized over their remaining estimated useful economic life as follows:

Office equipment	Declining-balance basis at between 20% and 30% per annum

Patent application and technology

The costs incurred to acquire options and/or rights to medical technologies and also the costs to register  patents on these technologies have been capitalized and will be amortized over the estimated useful lives of the technology commencing upon its commercial release.

Research costs are expensed as incurred.  Development costs are expensed as incurred except when the costs associated with the process are clearly identifiable, the Company has indicated its intention to use the process and funding for continued development as available. In these circumstances, the costs are deferred and amortized on a systematic basis.

Management continuously assesses the recoverability of the Company’s technology.  When management believes that the Company will no longer pursue an option, patent or right, or if management concludes that it is recorded at an amount in excess of its net recoverable amount, the cost associated with the option, patent or right is written off or written down.

Stock option plan

All The Company has a stock option plan (“the Plan”) that allows the directors to grant stock options to purchase up to 10% of issued and outstanding  totalling  5,497,396 common shares, provided that stock options in favour of any one individual may not exceed 5% of the issued and outstanding shares.  No stock option granted under the Plan is transferable by the optionee other than by will or the laws of descent and distribution, and each stock option is exercisable during the lifetime of the optionee only by such optionee.

The exercise price of all stock options granted under the Plan must not be less than the Discounted

Market Price (the last closing price of the listed shares before the date of the grant, less the applicable discounts), subject to a minimum price of Cdn. $0.10 per share, and the maximum term of each stock option may not exceed five years.  Vesting is provided at the discretion of the directors and once vested, options are exercisable at any time.  Any shares issued on the exercise of stock options must be legended with a four-month holding period commencing on the date the stock options were granted.

Share issue costs and deferred costs

Deferred costs consist primarily of corporate finance fees, legal fees and sponsorship fees directly identifiable with raising capital or acquiring a business or assets.  These costs are deferred until the issuance of the shares or a completion of a business acquisition to which the costs relate, at which time the costs will be charged against the related capital stock or asset or charged to operations if the transactions are not completed.

Future income taxes

The Company follows the asset and liability method of accounting for income taxes whereby future income taxes are recognized for the future income tax consequences attributable to differences between the financial statement carrying values and their respective income tax bases (temporary differences). Future income tax assets and liabilities are measured using enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.  The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period in which the change occurs.  The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

Financial instruments

The Company has various financial instruments including cash, receivables, payables and accruals, interest bearing advances and capital leases.  It was not practicable to determine the fair value of the advances as there are no specified terms of repayment.  The carrying value of all other financial instruments approximates their fair value.

Earnings (loss) per share

Basic earnings (loss) per share are computed by dividing net income (loss) by the weighted average number of shares outstanding during the reporting period.  Diluted earnings per share are computed similar to basic earnings per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of stock options and warrants, if dilutive.  The number of additional shares is calculated by assuming that outstanding stock options were exercised and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period.

Outstanding Share Data

The authorized share capital of Advanced Proteome Therapeutics Corporation is an unlimited number of common shares, without par value.  At January 31, 2007 there were 54,973,964 shares outstanding (July 31, 2006: 26,507,297).  There are 15,940,367 common shares allocable for issuance upon the exercise of common share purchase warrants (July 31, 2006: 3,000,000) and no common shares granted for issuance upon the exercise of stock options.

Results of Operations

Net Loss

The consolidated net loss for the Six Months Ended January 31, 2007, was $(187,677) or $(0.01) per share as compared with a net loss of $(42,690) or $(0.01) per share for the comparative period in 2006.

Revenues

During the six months ending January 31, 2007 the company recorded $22,190 (2006 - $1,111) as interest income from funds placed on deposit with financial institutions.

Operating expenses

Operating Expenses were $255,601 for the six months ended January 31, 2007, compared with $52,531 for the six months ended January 31, 2006.

Amounts by major sub-category are as follows:

	2007		2006

Amortization of equipment	$715		$204
Consulting	30,597		12,031
Interest	7,128		-
General and administration	21,383		9,779
Professional fees	64,559		44,550
Regulatory filings	27,797		7,542
Rent	12,833		7,795
Shareholder information	8,969		-
Travel and entertainment	13,742		-
Wages and benefits	67,878		-
	$255,601	$	$ 81,901

Depreciation and Amortization

Amortization expense relates to the amortization of equipment.  For the Six Months Ended January 31, 2007, amortization expense was $715, compared with $204 for the six months ended January 31, 2006

Related Party Transactions

The Company entered into the following transactions with related parties:

During the six month period ended January 31, 2007 the Company paid or accrued $30,597 (2006 - $12,031) to directors and officers for consulting.

Included within amounts due to related party, is $141,525 payable to an officer and director, secured by a promissory note bearing interest at a rate of 5% per annum, maturing on December 31, 2008. Annual interest in the amount of $7,076, due as of December 31, 2006, was accrued in the accounts (2006 - Nil).

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Liquidity and Capital Resources

Advanced Proteome Therapeutics Corporation has financed activities, operations and capital expenditures primarily from public and private equity and repayable loans. Until the Company receives substantial revenue from product sales, it plans to issue more securities at such time as it believes additional capital could be obtained on favourable terms. However, there can be no assurance that such funds can be available on favourable terms, if at all.

As at January 31, 2007, the Company had cash and cash equivalents of $1,901,579 and working capital of $1,872,770.  This compares with cash and cash equivalents of $101,315 and a working capital position of $29,539 at July 31, 2006.

Cash provided by the issuance of new shares during the six months ended January 31, 2007 was $2,036,117.

During the three months ending January 31, 2007 the Company received an additional $252,302  ($296,667 Cdn) pursuant to the exercise of outstanding warrants.

The Company believes that cash flows from operations and funds on hand will be sufficient to fund its cash requirements through 2007.  However, the Company plans to issue more securities at such time as it believes additional capital could be obtained on favourable terms.  There can be no assurance that such funds can be available on favourable terms, if at all.  The Company has no material commitments.

Commitments

The Company is committed to license premises at a monthly rent of $ 6,250 for a period of 1 year, commencing January 1, 2007, with an option to extend the license for 1 additional year.

Subsequent events

Subsequent to January 31, 2007 the Company granted incentive stock options to directors, officers, employees and consultants to purchase up to an aggregate of 4,300,000 common shares exercisable on or before February 16, 2012 at a price of $0.20 Cdn per share.  Subject to board approval.

Financing Risks

History of Losses - The Issuer has been in a cumulative net loss position throughout its operating history. The Issuer’s limited operating history makes it difficult to evaluate the future financial prospects of its business. There is no assurance that the Issuer will grow or be profitable or that the Issuer will have earnings or significant improvement in its cash flow from operations in the future. The future earnings on and cash flow from operations are dependent on the Issuer’s ability to further develop and sell its products and the Issuer’s operational expenses. Management expects that the Issuer will continue to have high levels of operating expenses, since the Issuer needs to make significant up-front expenditures for product development, and corporate development activities. Management anticipates that the operating losses for the Issuer may continue until such time as the Issuer consistently generates sufficient revenues to support operations.

Need for Additional Financing –

  The implementation of the Issuer’s business plan requires significant capital outlays and operating expenditures over the next several years. There can be no assurance that additional financing will be available to the Issuer when needed, on commercially reasonable terms, or at all. Any inability to obtain additional financing when needed would have a material adverse effect on the Issuer. Further, any additional equity financing may involve substantial dilution to the Issuer’s then existing shareholders. Debt financing, if available, may involve onerous obligations, monetary or otherwise. If adequate funds are not available, the Issuer may obtain funds through arrangements with strategic partners or others who may require the Issuer to relinquish rights to certain technologies, any of which could adversely affect its business, financial condition and results of operations.

Product Risks

Uncertain Demand for Products -

  Demand for pharmaceutical products is dependent on a number of social, political and economic factors that are beyond the control of the Issuer. The healthcare industry is likely to continue to change as the public, government, medical practitioners, and the pharmaceutical industries focus on ways to expand medical coverage while controlling the growth in healthcare costs. While the Issuer believes that demand for pharmaceutical products will continue to grow, there is no assurance that such demand will exist or that the Companies products will be purchased to satisfy that demand.

Dependence on Development of New Products -

  New technological or product developments in the pharmaceutical industry may render the Issuer’s products obsolete or reduce their value. The Issuer’s future prospects are highly dependent on its ability to develop new products - from new technologies and achieve market acceptance. There can be no assurance that the Issuer will be successful in these efforts.

Summary of Quarterly Results

The following table sets out selected consolidated quarterly information for the three months ended Janaury 31, 2007 and the previous quarters of 2004 through and 2006:

Quarter Ended 2007	October 31 $	July 31 $	April 30 $	January 31 $
Revenue				22,089
Loss				(113,252)
Loss per common share ($)				(0.01)

Quarter Ended 2006	October 31 $	July 31 $	April 30 $	January 31 $
Revenue	101	780	8,640	1,080
Loss	(74,425)	(36,551)	(58,213)	(52,531)
Loss per common share ($)	(0.01)	(0.01)	(0.01)	(0.01)

Quarter Ended 2005	October 31 $	July 31 $	April 30 $	January 31 $
Revenue	31	50,121	391,091	243,813
Income (loss)	9,841	(127,514)	(44,681)	(145,843)
Loss per common share ($)	0.01	(0.01)	(0.01)	(0.01)

Quarter Ended 2004	October 31 $	July 31 $	April 30 $	January 31 $
Revenue	440,193	646,133	442,993	170,811
Loss	(45,202)	(130,640)	(34,647)	(150,612)
Loss per common share ($)	(0.01)	(0.01)	(0.01)	(0.01)

ADVANCED PROTEOME THERAPEUTICS CORPORATION

CORPORATE DATA

January 31, 2007

HEAD OFFICE Advanced Proteome Therapeutics Corporation Bio Square, 650 Albany Street Boston, Massachusetts USA 02118 Tel: (617) 638 0340 Fax: (617) 638 0341 Email: akrantz@aptbiotech.com

SOLICITOR

Erwin Sui

Sui & Company, Solicitors

Vancouver Office:

Suite 306, 1311 Howe Street , Vancouver, B.C. V6Z 1R7

 Tel: 604.605.6117

 Fax: 604.605.6118

Toronto Office:

The Exchange Tower , Suite 1800, 130 King Street West , Toronto, Ontario M5X 1E3

 Tel: 416.360.6481

 Fax: 416.360.3761

REGISTRAR & TRANSFER AGENT Computershare Inc. 510 Burrard Street Vancouver , B. C., Canada V6C 3B9		AUDITORS Davidson and Company, LLP 1200 – 609 Granville Street P.O.Box 10372, Pacific Centre Vancouver, BC V7Y1G6
DIRECTORS AND OFFICERS Dr. Allen Krantz Ben Catalano Martin Woodward Robert Bender Dr, Gary Hayes	President , CFO, Secretary & Director Director Director Director Director	INVESTOR CONTACTS Dr. Allen Krantz APT Corporation Tel: (415)722-1209 Email: akrantz@aptbiotech.com
CAPITALIZATION Authorized: Issued: Escrow: Options: Warrants:	No Maximum without par value 54,973,964 0 0 15,940,367	LISTINGS TSX Venture Exchange Trading Symbol: V.APC CUSIP #: 552692

Exhibit 99.5

Form 52-109F2 Certification of Interim Filings

I, ALEXANDER (ALLEN) KRANTZ, CHIEF EXECUTIVE OFFICER OF ADVANCED PROTEOME THERAPEUTICS CORPORATION, certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of ADVANCED PROTEOME THERAPEUTICS CORPORATION (the issuer) for the interim period ending January 31, 2007;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: March  30, 2007

_/s/ Alexander (Allen) Krantz__________________

ALEXANDER (ALLEN) KRANTZ

CEO

Form 52-109F2 Certification of Interim Filings

I, ALEXANDER (ALLEN) KRANTZ, CHIEF FINANCIAL OFFICER OF ADVANCED PROTEOME THERAPEUTICS CORPORATION, certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of ADVANCED PROTEOME THERAPEUTICS CORPORATION (the issuer) for the interim period ending January 31, 2007;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: March 30, 2007

/s/ Alexander (Allen) Krantz__________________

ALEXANDER (ALLEN) KRANTZ

CFO